Ard 4/4/2002

02022025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2001 | |
| Estimated average burden | |
| hours per response . . . 12.00 | |

RECEIVED MAR 01 2002 352 SECTION

| SEC FILE NUMBER |
|---|
| 8-51716 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JASPER ASSOCIATES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 FIELD POINT ROAD
(No. and Street)

| GREENWICH | CT | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY J. BUCK 203-625-0047
(Area Code – Telephone No.)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **787 Seventh Avenue** | **New York** | **NY** | **10019** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ard 4/4/2002

Jasper Associates, LLC

Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $ 3,117 |
| Due from clearing broker | 43,008,794 |
| Investments in securities, at market value (cost $34,037,083) | 33,703,664 |
| Other assets | 20,789 |
| Total assets | $76,756,364 |
| | |
| **Liabilities and members' equity** | |
| Securities sold, not yet purchased, at market value (proceeds $32,372,573) | $32,097,978 |
| Dividends payable | 26,797 |
| Accrued expenses and other liabilities | 52,514 |
| Total liabilities | 32,177,289 |
| | |
| Members' equity | 44,579,075 |
| Total liabilities and members' equity | $76,756,364 |

*See notes to financial statements.*

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Members of
Jasper Associates, LLC

We have audited the accompanying statement of financial condition of Jasper Associates, LLC (the "Company"), including the condensed schedule of investments, as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jasper Associates, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2002

Jasper Associates, LLC

Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $ 3,117 |
| Due from clearing broker | 43,008,794 |
| Investments in securities, at market value (cost $34,037,083) | 33,703,664 |
| Other assets | 20,789 |
| Total assets | $76,756,364 |
| | |
| **Liabilities and members' equity** | |
| Securities sold, not yet purchased, at market value (proceeds $32,372,573) | $32,097,978 |
| Dividends payable | 26,797 |
| Accrued expenses and other liabilities | 52,514 |
| Total liabilities | 32,177,289 |
| | |
| Members' equity | 44,579,075 |
| Total liabilities and members' equity | $76,756,364 |

*See notes to financial statements.*